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[LOGO] INTERTAN, INC.

279 Bayview Drive, Barrie, Ontario L4M 4W5

                                                                      EXHIBIT 1

                                  NEWS RELEASE

FOR IMMEDIATE RELEASE
----------------------
James P. Maddox, C.A.                                            June 21, 2002
Vice President and Chief Financial Officer                           IT-01-026
(705) 728-7111

            INTERTAN ANNOUNCES REVISED GUIDANCE FOR THE CURRENT (Q4)
                 FINANCIAL QUARTER AND GUIDANCE FOR FISCAL 2003
                Announces additional 5% share repurchase program

TORONTO, June 21,2002--InterTAN, Inc. (NYSE: ITN; TSX: ITA), a leading Canadian consumer electronics retailer of both private label and internationally branded products, today announced that it is refocusing its assortment to expedite its move into higher growth, primarily digital product categories, while maintaining a strong focus on its core electronic, wireless and accessories business. In order to facilitate this transition, the Company has re-evaluated its merchandise offering, and has commenced an aggressive strategy to eliminate products incongruent with its new assortment. As a result, the Company will take a pre-tax non-cash charge of approximately $3.5 million during the current quarter, or approximately $0.09 per diluted share after-tax. The charge announced today reduces the Company's previous guidance of $0.08 to $0.10 per diluted share for the quarter. Accordingly, the Company now believes that it will report a net loss of up to $0.03 per diluted share, before the previously announced restructuring charge, which has now been revised to $0.02 per diluted share. The Company now estimates its annual earnings for the year ending June 30, 2002, to be between $0.62 and $0.65 per diluted share, before restructuring charges recorded in the first and fourth quarters.

The Company now believes that it will earn in the range of $0.85 to $0.95 per diluted share for the upcoming fiscal year ending June 30, 2003, based on its current business outlook and its annual budgeting process.

The Company today also announced its sixth share repurchase of up to 1.2 million shares, or approximately 5% of its outstanding shares, subject to applicable regulations and market conditions.

"In the past two months we have conducted significant research into consumer perceptions of our stores and merchandise positioning, and we believe that by focusing our assortment on our customers' evolving needs that we will maximize long term shareholder value," commented Brian E. Levy, President and Chief Executive Officer.

"I am confident that the new merchandise and marketing leadership team announced in April has conducted a thorough review of our product selection and that today's actions will act as a significant first-step to enhancing our merchandising strategy moving forward. Over the coming year, we expect to make significant changes to product adjacencies and our store environment and that these changes along with a continuing strong focus on store-level customer service, I expect will maximize our sales and profits over the long term," Levy concluded.

The Company expects to report that comparable store sales for the quarter will increase by approximately 10%, and will release its June sales on July 9, 2002. Fiscal 2002 full year earnings are scheduled to be released on August 8, 2002.

Management will conduct a conference call on Monday, June 24, 2002 at 9:30 a.m. Eastern to amplify on the initiatives announced today. The call will be simultaneously webcast at www.intertan.com.

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InterTAN, Inc., headquartered in Toronto, operates through approximately 960 company retail stores and dealer outlets in Canada under the trade names RadioShack(R), Rogers AT&T Wireless Communications Express(R), and Battery Plus(R). The Company's Australian subsidiary was sold effective April 30, 2001. Certain assets, including 43 retail outlets under the banner "Battery Plus(R)", were acquired by the company on April 25, 2002.

Certain information disclosed in this press release, including statements regarding the impact of changing product assortment on the Company and changing store adjacencies to impact on consumer behaviours, as well as earnings guidance for the fourth quarter and fiscal 2003 as well as fourth quarter comparable store sales, constitute forward-looking statements that involve risks and uncertainties including, but not limited to, consumer demand and preferences, product availability and pricing, competitive factors, economic conditions and other risks indicated in filings with the Securities and Exchange Commission such as InterTAN's previously filed periodic reports, including its Form 10-K for the 2001 fiscal year. Actual results may materially vary.